EXHIBIT 23.2

MARTIN SNOW, LLP
ATTORNEYS AT LAW

240 THIRD STREET
POST OFFICE BOX 1606
MACON, GEORGIA 31202-1606
TELEPHONE 478/749-1700
TELECOPIER 478/743-4204

WRITER’S DIRECT DIAL : 478/749-1709
E-MAIL: mnwhite@martinsnow.com

WENDELL L. BOWDEN
EDWARD J. HARRELL
JOHN C. EDWARDS
J. KENNETH WALKER
ROBERT R. GUNN, II
JOHN T. McGOLDRICK, JR.
CUBBEDGE SNOW, III
WILLIAM H. LARSEN
EDWARD L. LONG, JR.
JOHN C. DANIEL, III
T. BARON GIBSON, II
CRAWFORD B. EDWARDS, JR.
MICHAEL M. SMITH
LISA M. EDWARDS
BLAIR K. CLEVELAND
THOMAS PETER ALLEN III
AMBER K. DUFF

MICHAEL N. WHITE
H. DAVID BULLARD
RICHARD A. EPPS, JR.
ROSS S. SCHELL
JENNY MARTIN STANSFIELD
MARTY K. SENN
STUART E. WALKER
R. TYLER BRYANT

OF COUNSEL
JEFFREY M. RUTLEDGE

EMERITUS
T. BALDWIN MARTIN, JR.
CUBBEDGE SNOW, JR.
REMER C. DANIEL

February 18, 2009

Mr. Justin Dobbie, Staff Attorney
U.S. Securities & Exchange Commission
Washington, DC 20549

RE:	Colony Bankcorp, Inc.
Registration Statement on Form S-3
Filed February 2, 2009
File No. 333-157069

Dear Mr. Dobbie:

In response to your comment letter dated February 10, 2009, please see the following numbered responses containing the requested information and disclosure revisions for the above-referenced Registration Statement on Form S-3:

1.
Because the offering does not meet the transaction requirements of Instruction I.B. of Form S-3 regarding the registration of preferred stock, the Registrant has removed the preferred stock from the registration statement.  Please see the amended disclosure that indicates the revisions made accordingly.

If you have any further questions or require any additional information or documentation, please contact me at 478-749-1709.

Yours very truly,

/s/ Michael N. White
MICHAEL N. WHITE
Attorney for Colony Bankcorp, Inc.

MNW:ps
Enclosures
cc:	Mr. Terry Hester